UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   HALE, SR., EDWIN F.
   FIRST MARINER BANCORP
   1801 S. CLINTON STREET
   BALTIMORE, MD  21224
   USA
2. Issuer Name and Ticker or Trading Symbol
   FIRST MARINER BANCORP
   FMAR
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   December 31, 1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   CHAIRMAN OF THE BOARD AND CEO
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
STOCK OPTION (RIGHT TO B|$11.75  |2/16/|A   |120,000    |A  |(1)  |2/16/|COMMON STOCK|120,000|       |120,000     |D  |            |
UY)                     |        |99   |    |           |   |     |09   |            |       |       |            |   |            |
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STOCK OPTION (RIGHT TO B|$8.6875 |11/22|A   |10,000     |A  |(2)  |11/22|COMMON STOCK|10,000 |       |10,000      |D  |            |
UY)                     |        |/99  |    |           |   |     |/09  |            |       |       |            |   |            |
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
Explanation of Responses:
(1)THE OPTIONS ARE EXERCISABLE AS FOLLOWS: One third of the options are exercisable on the date of grant, one third of the options are exercisable on 2/16/00 and one third of the options are exercisable on 2/16/01, subject to the following conditions:(i) the first 50% of the total number of options may be exercised only if the price of the Company's stock on the exchange the shares are traded equals or exceeds $14.25 for at least 10 trading days in any consecutive 30 calendar day period (the "Trading Period");(ii) the next 25% of the total number of options may be exercised only if the price of the Company's stock on the exchange the shares are traded equals or exceeds $16.75 for the Trading Period; and (iii) the last 25% of the total number of options may be exercised only if the price of the Company's stock on the exchange the shares are traded equals or exceeds
$19.25 for the Trading
Period.
(2) One third of the options are exercisable on the date of grant, one third on 11/22/00 and one third on 11/22/01.
SIGNATURE OF REPORTING PERSON
/s/ EDWIN F. HALE, SR.
DATE
March 27, 2000